UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company"), dated August 19, 2014, announcing that the Company has entered into definitive agreements with Excel Maritime Carriers Ltd. to acquire 34 operating vessels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)

Date: August 19, 2014	By:	/s/ SIMOS SPYROU
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit 99.1

STAR BULK AGREES TO ACQUIRE 34 DRYBULK VESSELS

ATHENS, GREECE – August 19, 2014 – Star Bulk Carriers Corp. ("Star Bulk" or the "Company") (NASDAQ: SBLK) announced today that it has entered into definitive agreements with Excel Maritime Carriers Ltd. ("Excel") pursuant to which the Company will acquire 34 operating vessels (the "Vessels") for an aggregate of 29.917 million shares of common stock of Star Bulk and $288.39 million in cash (the "Vessel Purchase Transactions").
Overview of the Vessel Purchase Transactions
Through the Vessel Purchase Transactions, the Company expects to acquire 34 secondhand drybulk carriers, consisting of 6 Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and 2 Handymax vessels mainly built at shipyards in Japan. The Vessels will be acquired in a series of closings which the Company expects to complete by the end of 2014. The closings are expected to occur on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged.

Upon completion of the Vessel Purchase Transactions, Star Bulk's position as the largest U.S listed dry bulk company will be further enhanced, with a fleet of 103 vessels on a fully delivered basis and aggregate cargo-carrying capacity of approximately 11.85 million deadweight tons.
Star Bulk expects to use cash on hand, together with borrowings under a new $231 million secured bridge loan facility extended to the Company by entities affiliated with the Company's largest shareholder, Oaktree Capital Management, L.P. (the "Oaktree Investors"), and entities affiliated with Angelo Gordon & Co. (the "Angelo Gordon Investors"), both current Excel shareholders, to pay the cash portion of consideration in the Vessel Purchase Transactions. When the Vessel Purchase Transactions are completed, and the Star Bulk shares forming part of the consideration are distributed to Excel's shareholders, the Oaktree Investors would own 57.3% of Star Bulk's outstanding shares of common stock, and the Angelo Gordon Investors would own 7.8% of Star Bulk's outstanding shares of common stock. The Vessel Purchase Transactions have been approved by the disinterested members of the Board of Directors of the Company, based upon the recommendation of a transaction committee of disinterested directors established by the Board of Directors of the Company, which considered the Vessel Purchase Transactions on behalf of the Company in coordination with the Company's management team. The total consideration for the Vessel Purchase Transactions of $634.91 million was determined based on the average of three vessel appraisals by independent vessel appraisers.
Benefits of the Transaction, upon completion:

•	Enhances Star Bulk as the largest U.S. listed dry bulk company with a fleet of 103 vessels on a fully delivered basis with an aggregate cargo-carrying capacity of approximately 11.85 million deadweight tons, including 39 Capesize and Newcastlemax vessels and 20 Kamsarmax vessels (including 14 sisterships).
•	Provides greater commercial presence and additional economies of scale on technical operations.
•	Increases the total market capitalization of the Company's common stock from $1.09 billion to $1.49 billion, assuming 29.917 million shares of common stock issued in the Vessel Purchase Transactions, at the August 18, 2014 closing share price of $13.12 per share.
Petros Pappas, Chief Executive Officer of Star Bulk Carriers Corp., commented: "We are excited to announce these vessel purchases that, when completed, will expand our presence as the largest U.S. listed drybulk shipping company, and one of the largest dry bulk owners and operators globally. These transactions mark an important next step in the evolution of Star Bulk following our recent merger transaction with Oceanbulk. We believe that these vessel purchases are accretive to earnings and cash flow per share. We also believe that after these transactions are completed, Star Bulk will be well positioned to capitalize on an improving dry bulk shipping market with significant operating leverage to rising rates. Furthermore, as with our recent merger transaction with Oceanbulk, these transactions will preserve our cash resources, as it will be funded primarily with new equity determined on a net asset value to net asset value basis and a bridge loan from Oaktree and Angelo Gordon. This is consistent with our strategy to be an active consolidator in the dry bulk shipping industry, using moderate levels of debt."
Seward & Kissel LLP is serving as legal counsel to Star Bulk in connection with the Transaction, Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as counsel to Excel and to the Oaktree Investors, Willkie, Farr & Gallagher LLP is serving as counsel to the special committee of Excel's Board of Directors and to the Angelo Gordon Investors.

Conference Call
Our management team will host a conference call to discuss the transaction on Wednesday, August 20, 2014 at 11 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

1(866) 819‐7111 (from the US),
0(800) 953‐0329 (from the UK) or
+ (44) (0) 1452 542 301 (from outside the US).

Please quote "Star Bulk."

A replay of the conference call will be available until August 27, 2014. The United States replay number is 1(866) 247‐ 4222; from the UK 0(800) 953‐1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.
Slides and audio webcast
There will also be a simultaneous live webcast over the Internet, through the Star Bulk website
(www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Following the completion of the Vessel Purchase Transactions, on a fully delivered basis, Star Bulk is expected to have a fleet of 103 vessels, with an aggregate capacity of approximately 11.85 million dwt, consisting primarily of Newcastlemax and Capesize as well as Kamsarmax, Ultramax and Supramax vessels. Star Bulk's fleet would include 67 operating vessels and 36 vessels under construction at shipyards in Japan and China with expected deliveries during 2014, 2015 and early 2016. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.  Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK."
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Star Bulk desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding:

•	The delivery to and operation of assets by Star Bulk;
•	Star Bulk's future operating or financial results;
•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
•	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by Star Bulk's management of historical operating trends, data contained in its records and other data available from third parties.  Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Star Bulk's control. Star Bulk cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in Star Bulk's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in Star Bulk's operating expenses, including bunker prices, drydocking and insurance costs, the market for Star Bulk's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:	Investor Relations / Financial Media:

Christos Begleris and Simos Spyrou Co-Chief Financial Officers Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Ag. Konstantinou Av. Maroussi 15124 Athens, Greece www.starbulk.com	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: starbulk@capitallink.com www.capitallink.com